Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

October 30, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re:	Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class IV Notes

We hereby inform you that Grupo Financiero Galicia S.A. intends to make the third payment and full repayment of the principal amount corresponding to the Class IV Notes issued under the Global Program for the issuance of short-, mid- and/or long-term for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Payment Initial Date: November 10, 2014.

Item: Payment of interest corresponding to the period starting on May 10, 2014 and ending on November 10, 2014.

Applicable Interest Rate: Class IV Notes accrue BADLAR (21.9712302%) + 3.49% interest.

Amount of Interest: The applicable interest rate for the period described above is 25.4612302% and the amount of payable interest is $ 28,237,556.60. The principal payment amounts to $ 220,000,000.

ISIN N°: ARGGFGA050122.

Common Code: N° 50122

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Price Supplement dated April 30, 2013.

Yours faithfully,

José Luis Gentile

Attorney-in-law

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.